Mail Stop 3561

                                                                   November 26,
2019

     Xiaoyang Huang
     Chief Executive Officer
     HiTek Global Inc.
     Unit 304, No. 30 Guanri Road, Siming District,
     Xiamen City, Fujian Province, People's Republic of China

             Re:    HiTek Global Inc.
                    Amendment No. 8 to Registration Statement on Form F-1 Filed November 12, 2019
                    File No. 333-228498

     Dear Ms. Huang:

           We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     Dilution, page 28

         1. We note that historical net tangible book value represents the amount of your total consolidated tangible assets, less the amount of your total consolidated liabilities at June
            30, 2019. It appears that your historical net tangible book value calculation includes rather than excludes deferred offering cost of $655,773 per the unaudited condensed consolidated balance sheet at June 30, 2019 on page F-25. In that regard, please revise your disclosure, including the amounts presented in the dilution table, to exclude the deferred offering costs, and dilution amounts presented elsewhere in your preliminary prospectus.
 Xiaoyang Huang
HiTek Global Inc.
November 26, 2019
Page 2

Liquidity and Capital Resources, page 36

   2. We note your disclosure that you provide different credit terms for customers by extending the collection periods from a half year up to 24 months based on the scale of the customer and its past credit experience. Please tell us the amount of accounts receivable due in more than one year at June 30, 2019 and December 31, 2018 and the accounting literature supporting your classification of these accounts receivable as current assets; or, revise your balance sheets accordingly.

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at
(202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

                                                          Sincerely,

                                                          /s/ Mara L. Ransom

                                                          Mara L. Ransom
                                                          Office Chief
                                                          Office of Trade and
Services